Exhibit 99.17

March 30, 2011

CONSENT OF BART STRYHAS

United States Securities and Exchange Commission

Gentlemen:

In connection with Silver Wheaton Corp.’s (the ‘Company’) Annual Report on Form 40-F for the year ended December 31, 2010 (the ‘Annual Report’), I, Bart A. Stryhas, Ph.D., CPG (# 11034), Principal Resource Geologist (SRK Consulting (U.S.), Inc.), hereby consent to the inclusion in, or incorporation by reference into, the Annual Report and the Company’s Registration statement on Form S-8 (File No. 333-128128), of the following:

1.	Resource estimates of the Pascua-Lama Project;
2.	Technical report dated October 28, 2009, entitled “Amended NI 43-101, Technical Report, Pascua-Lama Project, Region III, Chile / San Juan Province, Argentina” addressed to Silver Wheaton Corp.

Yours truly,

/s/ Bart Stryhas
Bart A. Stryhas, Ph.D., CPG
Principal Resource Geologist
SRK Consulting (U.S.), Inc.